Exhibit 99(a)(19)

Wavecom security holders are encouraged to read carefully the applicable documents listed below and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer.

Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France SAS and the Schedule 14D-9 filed by Wavecom, with the SEC, are available from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France SAS will also be available for free at Sierra Wireless’ website (www.sierrawireless.com) and Wavecom’s website at (www.wavecom.fr).

(Unofficial English translation of an online banner advertising campaign directed only at shareholders in France. Original in French.)

Text of online banners

1st banner :

Wavecom shareholders

2nd banner:

You have until Thursday, February 12, 2009 to tender your shares to the Sierra Wireless France tender offer

3rd banner :

An attractive price, immediate liquidity in cash, €8.50 per share

4th banner :

A 108%* premium for your Wavecom shares

*based on the closing price on October 3, 2008 (corresponding to the trading day prior to the announcement of Gemalto’s offer).

5th banner :

Sierra Wireless France’s offer has received the unanimous support of Wavecom’s Board of Directors

6th banner :

For more information call 00 800 5464 5464

or go to www.wavecom.com

or contact your broker

the details of the offer may be found in the note d’information and the note en réponse which were approved by the AMF under visa n°09-002 and n°09-003, respectively, on January 6, 2009 and are available at www.amf-france.org. U.S. holders of shares and OCEANEs and holders of ADSs may only participate in the U.S. offer.